

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2010

Pedro Heilbron, Chief Executive Officer
Copa Holdings, S.A.
Avenida Principal y Avenida de la Rotonda, Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre, Panama City, Panama

> **Re:** **Copa Holdings, S.A.**
> **Form 20-F For Fiscal Year Ended December 31, 2009**
> **Filed March 17, 2010**
> **File No. 001-32696**

Dear Mr. Heilbron:

We have reviewed your response letter dated November 4, 2010 and have the following comment. Please respond to this letter within ten business days by confirming that you will revise your document in future filings. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Trend Information, page 61

1. We note your response to our prior comment 5 and your intended revised disclosure. We continue to believe that given that your fleet is aging and warranties on parts may be beginning to expire, providing disclosure with more specificity beyond simply saying costs may increase is warranted. This could be accomplished by quantifying the amount or range of amounts of expected increase in maintenance expense in dollars or percents, by providing your best estimate of the minimum percentage by which you expect expenses to increase, or otherwise. Therefore, please revise your disclosure and provide us with a copy of your intended revised disclosure.

You may contact Patrick Kuhn at (202) 551-3308 or me at 202-551-3380 with any questions.

Sincerely,

Lyn Shenk
Branch Chief